EXHIBIT 21.1

TD Holdings, Inc.

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

HC High Summit Holding Limited	British Virgin Islands

HC High Summit Limited	Hong Kong

Hao Limo Technology (Beijing) Co., Ltd.	People’s Republic of China

Hangzhou Yihe Network Technology Co., Ltd.	People’s Republic of China

Beijing Tianxing Kunlun Technology Co., Ltd.	People’s Republic of China

Shenzhen Huamucheng Trading Co., Ltd.	People’s Republic of China

Beijing Tianrenshijia Apparel Co., Ltd.	People’s Republic of China

Beijing Blue Light Marching Technology Co., Ltd.	People’s Republic of China

Beijing Eighty Weili Technology Co., Ltd.	People’s Republic of China

Beijing Bat Riding Technology Co., Ltd.	People’s Republic of China

Beijing Blue Light Riding Technology Co., Ltd.	People’s Republic of China

Car Master (Beijing) Information Consulting Co., Ltd.	People’s Republic of China

Beijing Blue Light Super Car Technology Co., Ltd.	People’s Republic of China